UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Pylons, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 31, 2019

Physical Address of Issuer:

228 Park Ave S, PMB 94225, New York, NY 10003

Website of Issuer:

https://pylons.tech

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)*
Total Assets	$57,016	$1,345,427
Cash & Cash Equivalents	$5,853	$136,433
Accounts Receivable	$0	$0
Current Liabilities	$628,685	$5,151
Long-term Debt	$0	$2,615,000
Revenues/Sales	$147	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(2,520,763)	$(1,444,723)

* The Company was originally formed on May 31, 2019 as a limited liability company, called Pylons LLC. On April 16, 2021, the Company was subsequently converted to a corporation and named Pylons Inc. The financials for 2021 reflect results of Pylons, Inc. since inception.

Table of Contents

FORM C-AR
ABOUT THIS FORM C-AR 1
FORWARD-LOOKING STATEMENTS 1
OTHER INFORMATION 2
   Bad Actor Disclosure 2
SIGNATURE 3

EXHIBIT A: Annual Report
SUMMARY 5
   The Company 5
RISK FACTORS 6
   Risks Related to the Company's Business and Industry 6
BUSINESS 11
   Description of the Business 11
   Business Plan 11
   The Company's Products and/or Services 11
   Competition 12
   Customer Base 12
   Intellectual Property 12
   Governmental/Regulatory Approval and Compliance 12
   Litigation 12
DIRECTORS, OFFICERS, AND MANAGERS 13
   Indemnification 14
CAPITALIZATION, DEBT AND OWNERSHIP 15
   Capitalization 15
   Debt 17
   Previous Offerings of Securities 18
   Ownership 19
FINANCIAL INFORMATION 20
   Cash and Cash Equivalents 20
   Liquidity and Capital Resources 20
   Capital Expenditures and Other Obligations 20
   Material Changes and Other Information 20
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 21

EXHIBIT B: Financials 22

Pylons, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Pylons, Inc. ("**Pylons,**" the "**Company,**" "**we,**" "**us,**" or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://pylons.tech no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial

performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Michael Sofaer
_____
(Signature)

Michael Sofaer
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Sofaer
_____
(Signature)

Michael Sofaer
_____
(Name)

Director
_____
(Title)

April 27, 2023
_____
(Date)

/s/ Sara Romanoski
_____
(Signature)

Sara Romanoski
_____
(Name)

Director
_____
(Title)

April 27, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 27, 2023

Pylons, Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

The Company is a layer-1 blockchain for the purchase and sale of digital items. The Company creates and manages the operation of a mobile-native blockchain, built on the Cosmos SDK, and builds the mobile SDKs and apps needed to make it work. The blockchain is gas free and allows for direct purchasing of digital items (like NFTs) with in-app purchasing or the use of credit cards. No cryptocurrency is required, artists and developers can set prices, pay platform fees, and withdraw funds in fiat currency.

The Company was originally formed on May 31, 2019 as a limited liability company, called Pylons LLC. On April 16, 2021, the Company was subsequently converted to a corporation and named Pylons Inc. The Company is headquartered in New York and qualified to conduct business in New York and Delaware. The Company sells its products and services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The information on the Company available on or through our website is not a part of this Form C-AR.

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, a lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could

adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we fail to retain existing users or add new users to our platform, or if our users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.

We operate a blockchain platform. The size of our user base and our users' level of engagement are critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our blockchain and products sold thereunder. If people do not perceive our platform and products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels. User engagement patterns may change over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating

results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the blockchain industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, we operate in the web3 space where rules and regulations are evolving. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

The Company is a layer-1 blockchain for the purchase and sale of digital items. The Company creates and manages the operation of a mobile-native blockchain, built on the Cosmos SDK, and builds the mobile SDKs and apps needed to make it work. The blockchain is gas free and allows for direct purchasing of digital items (like NFTs) with in-app purchasing or the use of credit cards. No cryptocurrency is required, artists and developers can set prices, pay platform fees, and withdraw funds in fiat currency.

The Company was originally formed on May 31, 2019 as a limited liability company, called Pylons LLC. On April 16, 2021, the Company was subsequently converted to a corporation and named Pylons Inc. The Company is headquartered in New York and qualified to conduct business in New York and Delaware. The Company sells its products and services through the internet throughout the United States and internationally.

Business Plan

The Company is building infrastructure for the future of digital ownership and the future of web3. As such, any project that uses digital items or can be supported by a blockchain can be built on the Company's technology.

Our business enables mobile developers to build their apps in the Company's ecosystem and reach users without needing to onboard them into the cryptocurrency space themselves. To support this, the Company needs to bring in a large number of users with mobile-friendly easy to use apps that support engagement with the Company's ecosystem.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pylons Blockchain	A layer 1 blockchain, built on the Cosmos SDK, with a commission-based fee structure instead of gas, native payments integration, and spam mitigation.	Digital Items and NFTs.
Pylons App	Mobile "wallet" app for using the Company's blockchain. Stores users private keys and digital items, and allows users to purchase or acquire digital items with in-app purchasing or credit cards.	Digital item and video game consumers and developers; digital artists; event planners; and web3 enthusiasts and developers.
Easel	Digital item minter for the Company's blockchain. Allows users to mint NFTs, uploading the content to IPFS, and then to post their NFTs for sale on the Company's blockchain.	Digital artists.
Evently (under development, launch expected in 2022)	Mobile event ticketing app using the Company's blockchain. Allows users to create, manage, and sell tickets to events. Tickets are minted as NFTs on the Company's blockchain and then transformed when used to attend the event. The tickets then become proof of attendance (POAP NFTs).	Event planners.

Competition

The markets in which our products are sold are highly competitive, but the Company has several unique competitive not possessed by any competitor. Our products compete against similar products of many large and small companies, including well-known global competitors. The Company is a mobile blockchain infrastructure company covering a wide range of sectors in the web3 space. At present, it has no direct competitors, but there are competitors that overlap with key portions of the Company's market. Our primary product is the Pylons Layer 1 Blockchain which positions the Company to compete with projects like Oasys ($200M valuation), Immutable X ($2.5B valuation), and Dapper Labs ($7.5B valuation). Although these projects market themselves as gas-free in various ways, unlike the Company's chain, they are not at their core gas-free, and the gas subsidies that are necessary cannot scale to a meaningful number of users. The Company's chain directly charges a commission instead of using gas fees, so that the fee structure we present to users is the fee structure the technology actually uses. The Company's apps and SDKs are ready, all that is needed to take a leading position in the blockchain gaming and NFT market is a marketing push.

Customer Base

The Company's customers are businesses that build digital mobile experiences on the Company's blockchain. These may include event planners, digital artists, digital item and video game consumers and developers, and web3 enthusiasts and developers.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97104443	"Pylons"	Standard Character Mark	November 2, 2021	Pending	USA
97162057	Pylons Logo	Design Mark	December 8, 2021	Pending	USA
17479964	"Systems and Methods for a Permissionless Decentralized Virtual Asset Network"	Non-Provisional Patent	September 20, 2021	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Sofaer	CEO, Founder and Director	CEO and Founder of Pylons, Inc., 2021 – Present; CEO and Founder of predecessor entity, Pylons LLC, 2019 - 2021 • Responsible for strategy, sales, technology, capital raising and general CEO responsibilities Director of NFTs, Tendermint, 2021 – 2022 • Represented Tendermint at events and in media, helped plan NFT strategy, led the development of "Pylons" as an incubated project. Director of Engineering, Catalyst, 2019 – 2021 • Led and managed a team of engineers working on several projects. • Handled 1:1s, planning, architectural direction, code review, operations, and certain development work.	Case Western Reserve University, B.A., Mathematics, 2005
Sara Romanoski	CFO and Director	CFO and Director, Pylons, Inc., 2021– Present • Responsible for Operations, administration, finance and payments, systems management, and strategic planning. Program and Management Analyst, U.S. Office of Personnel Management, 2018 – Present • Involved in building the capacity of the federal government to practice human-centered design through project management, design operations, portfolio management, work session and course facilitation, design research, and usability testing.	Hunter College, City University of New York, Masters of Urban Planning, 2016 New York University, B.A., Metropolitan Studies, Urban Design and Architecture Studies, 2007

Biographical Information

Michael Sofaer: Michael is the CEO, Founder and Director of the Company. He is a mathematician and cryptography enthusiast who is passionate about making blockchains a platform for regular commerce as well as for investments. Michael has worked in science, software development, finance, and now has started the Company. His passion for usability and simplicity has made the Company the only chain with a mobile wallet that can process fiat payments directly on chain, allowing artists to sell their work without cryptocurrencies.

Sara Romanoski: Sara is the CFO and Director of the Company. She is trained as an urban planner and led community-based organizations to advocate for neighborhoods from the grassroots. Since 2018, Sara has worked with federal agencies to design products, services, and processes that meet people's needs, and she has also worked for several small non-profits and start-up companies. Sara has applied her experience to build the Company since its founding, providing operational and financial management as the Company has hired employees and built out its operating infrastructure.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). As of the filing of this Form C-AR, 1,006,000 shares of Common Stock are issued and outstanding, including 21,736 shares of restricted stock.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,006,000*
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None**
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*Includes 21,736 restricted shares of common stock which remain subject to vesting requirements.
**One individual holding 2,515 shares of Common Stock has anti-dilution rights until a qualified equity financing.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$365,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $75,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$500,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$2,465,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $33,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$100,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,100,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$35,828*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Includes $702 in SAFEs issued to the intermediary.

Outstanding Debt

The Company has the following debt outstanding:

Type	Unsecured Line of Credit Agreement with the Company's CEO
Amount Outstanding	$628,000*
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	The closing date of the Offering.

*Under a Line of Credit Agreement, dated August 23, 2022, between the Company and Michael Sofaer, the Company's CEO and Founder, the Company may draw down up to $1,000,000 during the term of the Line of Credit, provided, however, that Mr. Sofaer has the absolute discretion not to provide any further loan advances. The Line of Credit Agreement was amended in October 2022 to provide for no interest rate. The maturity date for the Company to pay back any outstanding advances is March 18, 2026. The current outstanding balance under the Line of Credit Agreement is $628,000.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$10.06	1,006,000*	N/A	April 17, 2021; June 1, 2021; May 9, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$100,000	4	Technology Development and General Working Capital	March 27, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$2,465,000	14	Technology Development and General Working Capital	April 28, 2021; May 2, 2021; May 4, 2021; May 5, 2021; May 7, 2021; June 17, 2021; October 20, 2021; October 24, 2021; October 25, 2021; October 28, 2021; October 30, 2021; October 31, 2021; November 9, 2021;	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$500,000	2	Technology Development and General Working Capital	April 12, 2022; June 28, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$365,000	5	Technology Development and General Working Capital	December 3, 2021; December 6, 2021; March 31, 2022; April 6, 2022; April 22, 2022	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$35,828**	90	Product Development and General Working Capital	March 18, 2023	Reg. CF

*Includes 21,736 restricted shares of common stock.

**Includes $702 in SAFEs issued to the intermediary.

See the section titled "*Capitalization, Debt and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Michael Sofaer	977,113 shares of Common Stock	97.13%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2023, the Company had an aggregate of $36,876 in cash and cash equivalents, leaving the Company with approximately 8 months of runway. On August 23, 2022, the Company entered into a Line of Credit Agreement with the Company's CEO and Founder which provided for the Company to draw down up to $1,000,000 at its discretion. As of the date of this Form C-AR, the Company has drawn down $628,000. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In March 2023, the Company completed an offering pursuant to Regulation CF and raised $35,126.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) Michael Sofaer, the Company's CEO and Founder, has entered into a Line of Credit Agreement with the Company, dated August 23, 2022. Under the Line of Credit Agreement, the Company may drawdown up to $1,000,000 in loan advances, provided, however, that Mr. Sofaer has the absolute discretion not to provide any further loan advances. The Line of Credit Agreement was amended in October 2022 to provide for no interest rate. The maturity date for the Company to pay back any outstanding advances shall be March 18, 2026. The current drawdown and balance outstanding as of the date of this Form C-AR is $628,000. See the section titled "*Outstanding Debt*" for more information regarding these loans.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 27, 2023

Pylons, Inc.



Pylons Inc

Profit and Loss

January - December 2022

	TOTAL
Income	
Sales	147.11
Total Income	**$147.11**
GROSS PROFIT	**$147.11**
Expenses	
Advertising & marketing	77,105.62
Social media	3.26
Total Advertising & marketing	**77,108.88**
Business licenses	398.00
Contract labor	551,335.70
General business expenses	
Bank fees & service charges	393.73
Compliance Fees	2,615.00
Event Ticket	1,000.00
Memberships & subscriptions	4,149.98
Total General business expenses	**8,158.71**
Legal & accounting services	
Accounting fees	19,900.00
Legal Fees	6,850.00
Total Legal & accounting services	**26,750.00**
Meals	
Travel meals	178.43
Total Meals	**178.43**
Office expenses	313.50
Small tools & equipment	2,977.00
Software & apps	9,311.15
Total Office expenses	**12,601.65**
Payroll expenses	30.75
Salaries & wages	1,331,932.91
Severance pay	8,116.00
Total Payroll expenses	**1,340,079.66**
Taxes paid	3,184.25
Travel	
Airfare	1,036.00
Hotels	2,950.45
Local Transit	7.97
Taxis or shared rides	29.07
Total Travel	**4,023.49**

Pylons Inc

Profit and Loss

January - December 2022

	TOTAL
Utilities	
Internet & TV services	478.26
Total Utilities	**478.26**
Total Expenses	**$2,024,297.03**
NET OPERATING INCOME	**$ -2,024,149.92**
Other Income	
Short Term Realized Gain/Loss	2,333.53
Total Other Income	**$2,333.53**
Other Expenses	
Depreciation	443,948.05
Reconciliation Discrepancies	54,999.06
Total Other Expenses	**$498,947.11**
NET OTHER INCOME	**$ -496,613.58**
NET INCOME	**$ -2,520,763.50**

Pylons Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America xxxxx 7982	5,688.39
Gemini Trust Account (USD)	164.80
Total Bank Accounts	**$5,853.19**
Other Current Assets	
ATOM - NFT	802.71
ATOM - Token	22,267.98
Cold Ether - NFT's	2,547.31
Cold Ether - Token	1,657.18
Due from Owner's	0.00
Gemini Dollar (GUSD)	0.00
Hot Ether - NFT's	13,805.50
Hot Ether - Token	1,825.17
Loans to officers	0.00
Loans to others	1,626.62
OSMO - Token	744.22
Prepaid expenses	5,000.00
TerraClassic - Token (USTC)	120.73
Tezos - NFT's	527.71
Tezos - Token	237.70
Total Other Current Assets	**$51,162.83**
Total Current Assets	**$57,016.02**
Fixed Assets	
Accumulated depreciation	-2,954.41
Long-term office equipment	2,954.41
Total Fixed Assets	**$0.00**
Other Assets	
Due from Michael - Kraken	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$57,016.02**

Pylons Inc

Balance Sheet

As of December 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card - Bank of America 8962	0.00
Ramp Card	3,685.89
Total Credit Cards	**$3,685.89**
Other Current Liabilities	
Lines of credit	625,000.00
Total Other Current Liabilities	**$625,000.00**
Total Current Liabilities	**$628,685.89**
Long-Term Liabilities	
Long-term loans from shareholders	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$628,685.89**
Equity	
Additional paid in capital	2,942,000.00
Common stock	170,000.00
M-2 Adjustment	-544,009.79
Preferred stock	
SAFE	827,000.00
Total Preferred stock	**827,000.00**
Retained Earnings	-1,445,896.58
Net Income	-2,520,763.50
Total Equity	**$ -571,669.87**
TOTAL LIABILITIES AND EQUITY	**$57,016.02**